Exhibit 99.1

Global Mofy Metaverse Wins Major New Customer Order

AI Revolution Driving Accelerated Demand Growth for High-Quality Digital Assets

Beijing, March 4, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and the development of digital assets for use in digital entertainment industry, today announced a major new customer order. Under the contract, the Company will provide 3D digital asset licensing, virtual technology production, as well as other related services. This collaboration underscores the Company’s commitment and continued success delivering cutting-edge virtual content solutions tailored to the needs of customers across a wide range of industries.

Global Mofy Metaverse noted it is benefiting from accelerated growth driven by the AI revolution. According to a Frost & Sullivan industry datasheet, Global Mofy Metaverse believes it is one of the leading digital asset banks in China, as it already controls more than 30,000 high-precision 3D digital assets. High-precision is defined as 4K resolution with movie precision. The Company recently reported record-high revenue for fiscal year 2023, with over 56% growth compared to fiscal year 2022.

Global Mofy Metaverse’s CEO, Mr. Haogang Yang, said, “This major new customer order reflects the increased business momentum we are seeing in 2024 as customers worldwide seek ways to benefit from the excitement and growth from AI and the digital entertainment industry.”

“We are in the midst of an AI revolution and benefitting along with companies worldwide. We are excited about Global Mofy Metaverse’s growth prospects for several reasons. First, we have built one of the leading digital asset banks in China. Demand and prices are steadily increasing for high-quality, 3D digital assets given that we are in a period of explosive growth with content needed across diverse platforms from television, advertising, video games, movies and more. Second, investments made in Global Mofy Metaverse’s proprietary technology platform, Mofy Lab, give us a powerful competitive advantage and ability to scale our digital asset bank faster. We believe that by providing customers with a one-stop, lower-cost solution to create high-quality, virtual content for the digital entertainment industry, we will be able to drive further revenue and profit growth for Global Mofy Metaverse, which in turn, will build greater value for shareholders.”

Mr. Yang continued, “Global Mofy Metaverse is strongly positioned as a comprehensive technology solutions provider that acts as a building block for the development of the digital entertainment industry. In addition to continuously optimizing our technology, we plan to further accelerate our development of digital assets. We believe this will help further expand our competitive advantage by leveraging our internal digital asset development platform, along with potential strategic partnerships and acquisitions. This in turn will help drive long-term growth as digital assets have become integral to both professional and personal lives, playing a central role in nearly all aspects of today’s society.”

Global Mofy Metaverse primarily operates in two lines of business (1) Virtual Technology Service, and (2) Digital Asset Development and others:

Virtual Technology Service

The Company provides a comprehensive technology solution to assist customers in virtual content production, which can be used in a variety of settings such as movies, television series, animation advertising, gaming, and more. Leveraging its proprietary Mofy Lab technology platform, the Company produces high-quality virtual content quickly and cost-effectively to meet the highly differentiated needs of its customers.

Digital Asset Development and Others

Global Mofy Metaverse controls one of the industry’s largest digital asset banks. The Company grants specific use rights of these digital assets to customers who use them based on their specific needs across different applications such as movies, television series, AR/VR, animation, advertising, gaming and more. The Company’s digital assets mainly consist of high-precision 3D renders of scenes, characters, objects and, items that can be licensed for use in virtual environment. Depending on customers’ needs, these digital assets can be quickly deployed and integrated with minimal customization, thus reducing project costs and expediting completion time. With the rapid development of Metaverse, the Company believes digital assets will become increasingly valuable and have abundant use cases. Global Mofy Metaverse plans to actively expand its digital asset bank and build digital assets.

Global Mofy Metaverse’s proprietary technology platform, Mofy Lab, contains self-developed and optimized technologies, including 3D rebuilt technology and AI interactive technology, which can create 3D high-definition, virtual versions of real-world objects, or digital assets, and provide a one-stop, lower-cost solution to assist Metaverse companies in creating high-quality virtual content.

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or www.ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com

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